SOLARFUN BOARD OF DIRECTORS APPROVES NAME CHANGE TO HANWHA SOLAR ONE

SHANGHAI, China, December21, 2010–Solarfun Power Holdings Co., Ltd. (“Solarfun” or the “Company”) (NASDAQ: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (“PV”) cells and modules in China, today announced that its Board of Directors approved its name change to Hanwha Solar One.

The name change reflects the Company’s ongoing efforts to strengthen its brand worldwide and the strategic business partnership with Hanwha Chemical, which currently owns 49.99 % of Solarfun.

Dr Peter Xie, President and CEO, commented, “Following Hanwha’s strategic investment in Solarfun in mid-September, we have worked closely together to develop a long-term strategy to grow our company into a top three module manufacturer by 2015.This new name reflects the cooperation between the two companies and our mutual commitment to further growth.The complementary skill sets between the two companies will lead to a ‘virtual’ vertically-integrated business model, under which we will be able to lower our production costs, increase product quality and innovation, and expand our customer base globally.”

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices. Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia. Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.  SOLF-G

For further information, please contact:

Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel:  86-21-3852 1533 / Mobile:  86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Christensen
Kathy Li
Tel:  +1 480 614 3036
E-mail:  kli@ChristensenIR.com

Tip Fleming
Tel:  + 852 9212 0684
E-mail:  tfleming@ChristensenIR.com